# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quoin Pharmaceuticals Ltd., CIK 0001671502
CUSIP: 74907L300
Title of class of securities: Ordinary Shares, no par value per share (represented by American Depositary Shares)
Address of issuer's principal executive offices: 42127 Pleasant Forest Court, Ashburn, Virginia (VA), 20148-7349
Date of event which requires filing of this statement: 12/23/2024
Filed by CIK 0001959547
Persons authorized to receive notices and communications: Dr. Michael Myers, 42127 Pleasant Forest Court, Ashburn, Virginia (VA), 20148-7349, 703-980-4182

## Reporting persons
- Michael Myers (CIK 0001959547): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 622,573; shared voting power 0; sole dispositive power 622,573; shared dispositive power 0; aggregate amount beneficially owned 622,573 (6.9% of the class); the aggregate amount excludes certain shares
  Comment: (1) Reported securities are represented by American Depositary Shares ("ADSs"). Each ADS represents one Ordinary Share of the Issuer. Rows 7, 9 and 11 include (i) 602,808 ADSs held directly, and (ii) 19,765 ADSs issuable within 60 days of the filing of this statement on Schedule 13D (this "Statement") upon the exercise of outstanding options. Excludes (i) 604,946 ADS issuable upon the exercise of outstanding options which are not currently exercisable, (ii) 555,556 shares issuable pursuant to Series F warrants (the "Series F Warrants"), and (iii) 555,556 shares issuable pursuant to Series G warrants (the "Series G Warrants and, together with the Series F Warrants, the "Warrants"). The Warrants held by the Reporting Person are not exercisable within 60 days of this Statement due to a 4.99 percent ownership blocker.
  (2) Percentage calculated based on 8,948,164 Ordinary Shares outstanding as of December 23, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share (represented by American Depositary Shares)
Name of issuer: Quoin Pharmaceuticals Ltd.
Address of issuer's principal executive offices: 42127 Pleasant Forest Court, Ashburn, Virginia (VA), 20148-7349

## Item 2. Identity and Background
Name of person filing: Michael Myers
Residence or business address: c/o Quoin Pharmaceuticals Ltd., 42127 Pleasant Forest Court, Ashburn, VA 20148-7349
Present principal occupation or employment: Chief Executive Officer and Chairman of the Issuer
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Ordinary Shares reported herein as beneficially owned by the Reporting Person were purchased with personal funds or granted as compensation for the Reporting Person's services as an employee of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Ordinary Shares reported herein as beneficially owned by the Reporting Person were acquired by the Reporting Person for investment purposes.

As the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, the Reporting Person will regularly consider potential actions and transactions that may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as discussed above in the Reporting Person's capacity as Chief Executive Officer and Chairman of the Issuer, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Person may, from time to time, acquire additional securities of the Issuer (1) by the exercise of currently held options (see Annex A) or Warrants, (2) by the vesting of currently held options (see Annex A), (3) by the grant of additional options to the Reporting Person by the Issuer, (4) from time to time in open market purchases for investment purposes if market conditions are favorable, or (5) any combination of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses set forth in rows 11 through 13 and the related "Comments for Type of Reporting Person" on the cover page to this Statement are incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses set forth in rows 7 through 10 and the related "Comments for Type of Reporting Person" on the cover page to this Statement are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, the Reporting Person has not effected any transactions in the Issuer's securities within the past 60 days. On December 23, 2024, the Reporting Person purchased 555,556 ADSs together with 555,556 Series F Warrants to purchase up to 555,556 ADSs and 555,556 Series G Warrants to purchase up to 555,556 ADSs in the Issuer's public offering. Each ADS was purchased together with a Series F Warrant to purchase one ADS and a Series G Warrant to purchase one ADS at a combined public offering price of $0.45. In addition, as described in Annex A, on December 9, 2024, the Issuer granted Dr. Myers an option to purchase 536,603 ADSs, which option is not exercisable within 60 days of the filing of this Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Series F Warrants and the Series G Warrants have an exercise price of $0.45 per share and were immediately exercisable upon issuance. The Series F Warrants will expire two (2) years from the date of issuance and the Series G Warrants will expire five (5) years from the date of issuance. There is not expected to be any trading market for the Warrants.

The exercise price of the Warrants, and the number of ADSs issuable pursuant to the Warrants, will be subject to adjustment in the event of any stock dividend or split, reorganization or similar event, as described in the Warrants. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of the Ordinary Shares, the sale, transfer or other disposition of all or substantially all of the Issuer's properties or assets, the Issuer's consolidation or merger with or into another person, the acquisition of more than 50% of the outstanding Ordinary Shares, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction. Additionally, in the event of a fundamental transaction, the Issuer or any successor entity will, at the option of the holder of a Warrant exercisable at any time concurrently with or within 30 days after the consummation of the fundamental transaction (or, if later, the date of the public announcement thereof), purchase the Warrant from the holder by paying to the holder an amount of consideration equal to the value of the remaining unexercised portion of such Warrant on the date of consummation of the fundamental transaction based on the Black-Scholes option pricing model, determined pursuant to a formula set forth in the Warrants. The consideration paid to the holder will be the same type or form of consideration that was offered and paid to the holders of Ordinary Shares in connection with the fundamental transaction; provided that if no such consideration was offered or paid, the holders of Ordinary Shares will be deemed to have received Ordinary Shares of the successor entity in such fundamental transaction for purposes of this provision of the Warrants.

An investor (together with its affiliates) may not exercise any portion of the Warrants to the extent that the investor would beneficially own more than 4.99% of the Issuer's outstanding Ordinary Shares immediately after such exercise.

The foregoing summary of the Series F Warrants and the Series G Warrants does not purport to be complete and is qualified in its entirety by reference to the definitive transaction documents, forms of which are filed as Exhibits A and B, respectively, to this Statement and are each incorporated herein by reference.

Other than as indicated in this Statement, the Reporting Person is not party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A. Form of Series F Warrant (incorporated by reference herein to Exhibit 4.2 of the Issuer's Current Report on Form 8-K filed with the SEC on December 26, 2024).

B. Form of Series G Warrant (incorporated by reference herein to Exhibit 4.3 of the Issuer's Current Report on Form 8-K filed with the SEC on December 26, 2024).

## Signatures
- Michael Myers: /s/ Michael Myers, Dr. Michael Myers (01/02/2025)